Exhibit 99.6
SXC HEALTH SOLUTIONS CORP. COMMENCES EXCHANGE OFFER
FOR SHARES OF NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
NMHC’s Board Has Unanimously Recommended
That NMHC’s Stockholders Accept SXC’s Offer
Lisle, IL and Port Washington, NY — March 31, 2008 — SXC Health Solutions Corp. (“SXC”) (Nasdaq: SXCI; TSX: SXC) and National Medical Health Card Systems, Inc. (“NMHC”) (Nasdaq: NMHC) jointly announced today that, pursuant to their previously announced merger agreement, SXC is commencing today an exchange offer for all of the outstanding shares of NMHC common stock. Subject to the terms and conditions of the offer, NMHC stockholders will receive (i) 0.217 of a common share of SXC and (ii) $7.70 in cash for each share of NMHC common stock tendered. The exchange offer, if consummated, will be followed by a merger for the same consideration to NMHC stockholders as offered in the exchange offer.
The exchange offer is scheduled to expire at 10 a.m., New York City time, on Tuesday, April 29, 2008, unless the offer is extended subject to applicable law and the terms of the merger agreement. The terms and conditions of the offer are described in the offer documents to be mailed to NMHC stockholders and filed with the U.S. Securities and Exchange Commission (the “SEC”). Consummation of the transaction is subject to the condition that there be validly tendered, and not withdrawn, at least 9,600,000 shares of NMHC common stock, receipt of certain regulatory approvals and certain other conditions and termination provisions.
The Board of Directors of NMHC has unanimously recommended that NMHC stockholders tender their shares of NMHC common stock in the offer. A more detailed description of this recommendation can be found in the Solicitation/Recommendation Statement on Schedule 14D-9 that NMHC is filing with the SEC today, March 31, 2008.
Concurrently with the execution of the merger agreement, SXC entered into stockholder agreements with NMHC and each of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. (collectively, “New Mountain”). In connection with the stockholder agreements, New Mountain agreed to tender all of its shares of NMHC stock within five business days of the commencement of the exchange offer. As of March 31, 2008, New Mountain owned 6,956,522 shares of NMHC convertible preferred stock, which represents approximately 54% of the issued and outstanding shares of NMHC common stock (on a converted basis).
NMHC stockholders are urged to read carefully the offer documents and NMHC’s Solicitation/Recommendation Statement. Copies of these documents may be obtained at no charge from the website maintained by the SEC at www.sec.gov. Copies of the offer documents may also be obtained at no charge from Kingsdale Shareholder Services, Inc., the Information Agent for the offer, toll-free at 1-866-851-3215.
About SXC
SXC is a leading provider of pharmacy benefits management (“PBM”) services and healthcare IT solutions to the healthcare benefits management industry. SXC’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as federal, provincial, and state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with locations in: Scottsdale, Arizona;

Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario; and Victoria, British Columbia. For more information please visit www.sxc.com.
About NMHC
NMHC provides PBM services in the United States. Its PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access, and reporting and information analysis. It also owns and operates a mail service pharmacy and a specialty pharmacy. NMHC markets its services through direct sales force, brokers, and consultants. It serves managed care organizations, local governments, unions, corporations, health maintenance organizations, employers, workers’ compensation plans, third party health care plan administrators, and federal and state government programs through its network of licensed pharmacies. NMHC was founded in 1981 and is headquartered in Port Washington, New York.
Additional Information
A registration statement relating to the SXC common shares being offered is being filed today with the SEC but has not yet become effective. Such securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. SXC is also filing today with the SEC a Schedule TO with respect to the exchange offer. NMHC is also filing today with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the exchange offer. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offer may only be made pursuant to the Prospectus and the accompanying Letter of Transmittal, which are included in the offer materials. SXC and NMHC are mailing today the Prospectus and related exchange offer materials, as well as the Schedule 14D-9, to NMHC stockholders. NMHC STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS AND THE OTHER DOCUMENTS RELATING TO THE EXCHANGE OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. You may obtain a free copy of these documents, and other annual, quarterly and special reports, proxy statements and other information filed with the SEC by SXC or NMHC, at the SEC’s website at www.sec.gov. A free copy of the exchange offer materials may also be obtained from SXC, NMHC or Kingsdale Shareholder Services, Inc., the Information Agent for the exchange offer, toll-free at 1-866-851-3215.
Forward-looking Statements
This communication contains forward-looking statements. Forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, “should”, “seeks”, “future”, “continue”, or the negative of such terms, or other comparable terminology. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that have been or may be instituted against NMHC or SXC and others following announcement of the merger agreement; (3) the inability to complete the offer or the merger due to the failure to satisfy the conditions to the offer and the merger, including SXC’s receipt of financing, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, as amended, and the receipt of other required regulatory approvals; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the offer or the merger; (5) the ability to recognize the benefits of the merger; (6) the actual terms of the financing obtained in connection with the offer and the merger; (7) legislative, regulatory and economic developments; and (8) other factors described in filings with the SEC. Many of the factors that will determine the outcome of the subject matter of this communication are beyond NMHC’s and SXC’s ability to control or predict. The companies can give no assurance that any of the transactions related to the offer will be completed or that the conditions to the offer and the merger will be satisfied. The companies undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The companies are not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or Internet service providers.
For more information, please contact:

Jeff Park	Dave Mason	Susan Noonan	Stuart Diamond
Chief Financial Officer	SXC Investor Relations — CDN	SXC Investor Relations — U.S.	Chief Financial Officer
SXC Health Solutions Corp.	The Equicom Group Inc.	The SAN Group, LLC	NMHC
(630) 577-3206	(416) 815-0700 ext. 237	(212) 966-3650	(516) 605-6640

investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	sdiamond@nmhc.com